

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 16, 2010

Mr. Jonathan New
Chief Financial Officer
TOT Energy, Inc.
1200 NE 16th Avenue, Suite 210
North Miami, Florida 33161

> **Re:** **TOT Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2009**
> **Filed February 16, 2010**
> **Response Letter Dated March 31, 2010**
> **File No. 000-51108**

Dear Mr. New:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Response Letter Dated March 31, 2010

Draft Form 10-K/A for the Fiscal Year Ended March 31, 2009

Report of Independent Registered Public Accounting Firm, page 15

1.   It does not appear the revised report includes the auditor's signature as required by Item 2-02(a) of Regulation S-X. Please revise as necessary.

Directors, Executive Officers and Corporate Governance, page 30

2.   We note your proposed revisions in response to prior comment 13. You indicate that Mr. Zoi's service as director of Ener1, Inc. ended in 2008. However, we note that in the Form 10-K of Ener1, Inc. for the fiscal year ended December 31, 2009,

Mike Zoi is still listed as a director of Ener1 Group, Inc. Please further revise the sketch for Mr. Zoi, as necessary, to clarify all of his roles with Ener1 Group and its affiliates for the five years ending March 31, 2009.

Executive Compensation, page 32

3.   In your response to prior comment 15, you disclose that Mr. Wolfe was compensated by Ener1 Group, Inc. for services provided to you due to your limited financial resources. However, at page 4 of the Form 10-K, you indicate that Ener1 Group, Inc. "stopped funding our operations" in July 2007. Please provide consistent and accurate disclosure to explain in necessary detail the relationship between the company and Ener1 Group, Inc. and its affiliates, including any agreements regarding the potential funding of any company expenses. File any applicable agreements as exhibits pursuant to Item 601(b) of Regulation S-K.

Exhibits 31.3 and 31.4

4.   We note your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification, and you should refer to the Company throughout the certification as the 'registrant' instead of the 'small business issuer.' This comment also applies to your quarterly reports on Form 10-Q.

Draft Form 10-Q/A for the Fiscal Quarter Ended December 31, 2009

General

5.   We note from your response to prior comment number nine that "in light of [y]our decision to unwind [y]our 75% investment," you have decided to present TOT-SIBBNS as a disposal group and to characterize its operations as discontinued. However, we note you accomplished the un-wind of TOT-SIBBNS by exchanging your 75% interest for the 3,000,000 shares given to Evgeny Borograd in 2008 upon the establishment of the joint venture. Based on this fact pattern, please tell us how you considered the guidance in FASB ASC 360-10-45-15 [paragraph 27 of FAS 144] concerning long-lived assets to be disposed of other than by sale, such as an exchange [FASB ASC 360-10-35-47] or distribution to owners in a spinoff [FASB ASC 360-10-40-4]. In this regard, long-lived assets in these fact patterns continue to be classified as held and used until they are

disposed of, and to be considered for impairment in accordance with FASB ASC 360-10-35-15 [paragraphs 7 through 26 of FAS 144].

6. Notwithstanding your response to our comment above, we note your intention to report an impairment loss on your TOT-SIBBNS asset group of $1,882,043 for the fiscal quarter ended December 31, 2009. As such, it appears you should provide the disclosures required for reporting the correction of an error in previously issued financial statements, as contemplated by FASB ASC 250-10-05 [paragraph 2.h of FAS 154]. Please address these disclosures in your amended Form 10-Q for the period in which the impairment charge is first reported, or otherwise advise why you do not believe these disclosures are required. In addition, please tell us how you have considered your reporting requirements for an Item 4.02 Form 8-K.

7. With regard to the amount of impairment you intend to record, please confirm if true, that your impairment of $1,882,043 equals the amount by which the carrying value of the asset group, or $1,944,575 as disclosed on page 12, exceeds its fair value, or otherwise advise. In addition, please explain to us how you intend to account for the un-wind of TOT-SIBBNS, which became effective on March 31, 2010.

8. We note your response to prior comment number 18 that "In light of the Company's determination to treat the TOT-SIBBNS joint venture as discontinued operations, we have adjusted the financial statements and related disclosure relating to the period ended December 31, 2009 to reflect this accounting treatment. Accordingly, all revenues and expenses associated with the subject contract were deferred in accordance with the Completed Contract Method." We will continue to consider your response to this comment in light of your response to our new comment above concerning the presentation of TOT-SIBBNS as a discontinued operation.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721, or Kevin Stertzel at (202) 551-3723, if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or Tim Levenberg,

Special Counsel, at (202) 551-3707 with any other questions. If you require further assistance, you may also contact the undersigned at (202) 551-3745.

Sincerely,

H. Roger Schwall
Assistant Director